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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 48651

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   **1/1/2014**   AND ENDING   **12/31/2014**

                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Hyundai Securities (America) Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1370 Avenue of the Americas, Suite 1900
(No. and Street)

New York	**New York**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Grimm   **(212) 897-1685**

                                                                   (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown
(Name -- if individual, state last, first, middle name)

465 South Street	**Morristown**	**N.J.**	**07960-6497**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 2 2015
REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY	03

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*



Hyundai Securities (America), Inc. and Subsidiary

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Report of Independent Registered Public Accounting Firm.
[x] Facing Page.
[x] Statement of Financial Condition.
[x] Statement of Operations.
[x] Statement of Changes in Stockholder's Equity.
[x] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable)
[x] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
          under the Securities Exchange Act of 1934.
[x] Computation for Determination of Reserve Requirements for Brokers and Dealers
          Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and
          Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not
          applicable).
[x] A Reconciliation, including appropriate explanations, of the Computation of Net Capital
          Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
          Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial
          Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[x] A copy of the SIPC Supplemental Report.
[x] Independent Accountants Report on Statement of Exemption from Rule 15c3-3.
[x] Statement of Exemption from Rule 15c3-3.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Linda Grimm, affirm that, to the best of my knowledge and belief, the accompanying

consolidated financial statements and supplemental schedules pertaining to Hyundai Securities

(America), Inc. and Subsidiary for the year ended December 31, 2014, are true and correct. I

further affirm that neither the Company nor any officer or director has any proprietary interest in

any account classified solely as that of a customer.

_____
Signature

Financial and Operations Principal
Title

_____
Notary Public

Hyundai Securities (America), Inc. and Subsidiary
Index
December 31, 2014

Page(s)

Report of Independent Registered Public Accounting Firm 1

Consolidated Financial Statements

Consolidated Statement of Financial Condition 2

Consolidated Statement of Operations...3

Consolidated Statement of Changes in Stockholder's Equity...4

Consolidated Statement of Cash Flows 5

Notes to Consolidated Financial Statements...6-13

Supplementary Information

Computation of Net Capital Under Rule 15c3-1 of the Securities and
Exchange Commission..14

Computation for Determination of Reserve Requirements and Information
Relating to Possession or Control Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission..15

Report of Independent Registered Public Accounting Firm Regarding Rule 15c3-3
Exemption Report...16

Statement of Exemption from Rule 15c3-3...17

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to the SIPC
Assessment Reconciliation Required by SEC Rule 17a-5...18-19

Schedule of Securities Investor Protection Corporation Assessments and Payments 20



WithumSmith+Brown, PC
AUDIT · TAX · ADVISORY

465 South Street, Suite 200

Morristown, New Jersey 07960-6497 USA

973 898 9494 . fax 973 898 0686

www.withum.com

Additional offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, Colorado and Grand Cayman

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Management of
Hyundai Securities (America), Inc.

We have audited the accompanying statement of financial condition of Hyundai Securities (America), Inc. as of December 31, 2014, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of Hyundai Securities (America), Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hyundai Securities (America), Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission and other supplementary information listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of Hyundai Securities (America), Inc.'s financial statements. The supplementary information is the responsibility of Hyundai Securities (America), Inc.'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission and other supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

WithumSmith+Brown, PC

February 24, 2015

Hyundai Securities (America), Inc. and Subsidiary
Consolidated Statement of Financial Condition
December 31, 2014

Assets

Cash	$	554,955
Time deposits		2,058,308
Investment in private company, at fair value		18,987,857
Receivable from broker-dealer		143,897
Receivable from parent		46,447
Receivable from related party		15,000
Equipment (net of accumulated depreciation of $1,802)		4,684
Other assets		51,017
Total assets	$	21,862,165

Liabilities and Stockholder's Equity

Deferred revenue	$	75,000
Accounts payable and accrued expenses		109,172
		184,172
Common stock - $.01 par, 1000 shares authorized;		
220 shares issued and outstanding	$	2
Additional paid-in capital		31,999,998
Accumulated deficit		(10,322,007)
Total stockholder's equity		21,677,993
Total liabilities and stockholder's equity	$	21,862,165

The accompanying notes are an integral part of these consolidated financial statements.

Hyundai Securities (America), Inc. and Subsidiary
Consolidated Statement of Operations
Year Ended December 31, 2014

Revenues

Commissions	$	498,294
Research income		106,300
Interest income		23,723
Gain on investment		631,770
Other revenue		31,432
Total revenues	$	1,291,519

Expenses

Employee compensation and benefits	$	615,936
Occupancy		181,101
Professional fees		142,948
Travel and entertainment		127,878
Communications		107,111
Other expenses		154,362
Total expenses	$	1,329,336
Net loss	$	(37,817)

The accompanying notes are an integral part of these consolidated financial statements.

Hyundai Securities (America), Inc. and Subsidiary
Consolidated Statement of Changes in Stockholder's Equity
Year Ended December 31, 2014

	Number of shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Balances, January 1, 2014	220	$ 2	$ 31,999,998	$ (10,284,190)	$ 21,715,810
Net loss				(37,817)	(37,817)
Balances, December 31, 2014	220	$ 2	$ 31,999,998	$ (10,322,007)	$ 21,677,993

The accompanying notes are an integral part of these consolidated financial statements.

Hyundai Securities (America), Inc. and Subsidiary
Consolidated Statement of Cash Flows
Year Ended December 31, 2014

Cash flows from operating activities		
Net loss	$	(37,817)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation		1,802
Decrease (increase) in operating assets:		
Time deposits		481,162
Investment in private company, at fair value		(631,770)
Receivable from broker-dealers		(25)
Receivable from parent		(15,854)
Receivable from related party		(15,000)
Other assets		18,057
Increase/(decrease) in operating liabilities:		
Deferred revenue		75,000
Accounts payable and accrued expenses		(19,112)
Net cash used in operating activities		(143,557)
Cash flows from investing activities		
Purchase of equipment		(6,486)
Net decrease in cash		(150,043)
Cash		
Beginning of year	$	704,998
End of year	$	554,955

The accompanying notes are an integral part of these consolidated financial statements.

1. **Nature of Operations**

   Hyundai Securities (America), Inc. (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a subsidiary of Hyundai Securities Co., Ltd. (the "Parent"), located in Seoul, South Korea. The Company is principally involved in the brokerage of U.S. and Korean securities and also engages in underwriting activities.

   Hyundai Securities (America) Investment Advisors ("HSAIA") is a wholly-owned inactive subsidiary of the Company. At December 31, 2014, HSAIA had no assets and no liabilities, and no income or expenses for the year then ended.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   These consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   Cash
   The Company's checking and savings accounts are held by two financial institutions and therefore are subject to the credit risk at those financial institutions.

   The Company also holds two time deposits with two different banks for investment purposes which are included in Time deposits on the Consolidated Statement of Financial Condition.

   The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

   Revenue Recognition
   Securities transactions and the related revenues are recorded on a trade-date basis. Commission income is recorded when earned.

   Unearned Revenue
   Unearned revenue represents amounts received in advance of future services to be provided.

   Valuation of Investments and Valuation Processes
   In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

2. **Summary of Significant Accounting Policies (continued)**

Valuation of Investments and Valuation Processes (continued)

In determining fair value, the Company uses various valuation approaches. GAAP establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company.

Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

2. **Summary of Significant Accounting Policies (continued)**

Valuation of Investments and Valuation Processes (continued)
Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Investment in Private Company
The investment in the private company is valued, as a practical expedient, utilizing the net asset valuations provided by the underlying private investment company, without adjustment, when the net asset valuations of the investments are calculated in a manner consistent with GAAP for investment companies. The Company applies the practical expedient to its investments in private companies on an investment-by-investment basis, and consistently with the Company's entire position in a particular investment, unless it is probable that the Company will sell a portion of an investment at an amount different from the net asset valuation. If it is probable that the Company will sell an investment at an amount different from the net asset valuation or in other situations where the practical expedient is not available, the Company considers other factors in addition to the net asset valuation, such as features of the investment, including subscription and redemption rights, expected discounted cash flows, transactions in the secondary market, bids received from potential buyers, and overall market conditions in its determination of fair value.

Investments in private companies are included in Level 3 of the fair value hierarchy. In determining the level, the Company considers the length of time until the investment is redeemable, including notice and lock-up periods or any other restriction on the disposition of the investment. The Company also considers the nature of the portfolios of the underlying private investment companies and their ability to liquidate their underlying investments. If the Company has the ability to redeem its investment at the reported net asset valuation as of the measurement date, the investment is generally included in Level 2 of the fair value hierarchy. If the Company does not know when it will have the ability to redeem the investment or it does not have the ability to redeem its investment in the near term, the investment is included in Level 3 of the fair value hierarchy.

Translation of Foreign Currency
The Company adheres to the accounting and reporting requirements in accordance with GAAP relating to "Foreign Currency Translation." The Company's functional currency is the United States dollar. Assets and liabilities denominated in nonfunctional currencies are translated into U.S. dollar amounts at the year-end exchange rate. Purchases and sales of investments, and income and expenses that are denominated in nonfunctional currencies are translated into U.S. dollar amounts on the transaction date. Adjustments arising from currency translation are reflected in the consolidated statement of operations.

2.   **Summary of Significant Accounting Policies (continued)**

Translation of Foreign Currency (continued)

The Company does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net trading and investment income in the consolidated statement of operations.

Income Taxes
The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's consolidated financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the consolidated financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholder's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, ongoing analyses and of changes to tax laws, regulations and interpretations thereof.

Income Taxes (continued)

The Company files its income tax return in the U.S. federal and various state and local jurisdictions. Generally the Company is no longer subject to income tax examinations by major taxing authorities for fiscal years ended before March 31, 2011. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

3. **Fair Value Measurements**

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with GAAP. See Note 2 for a discussion of the Company's policies regarding this hierarchy.

The following table presents information about the Company's assets measured at fair value as of December 31, 2014:

	Level 1	Level 2	Level 3	
Securities owned at fair value:	Quoted prices in active markets for identical assets	Significant other observable inputs	Unobservable inputs	Balance as of 12/31/14
Investment in private company Common shares	$ -	$ -	$ 18,987,857	$ 18,987,857

Change in Level 3 assets measured at fair value for the year ended December 31, 2014:

Securities owned at fair value:	Beginning balance January 1, 2014	Realized & Unrealized Gains	Purchases Sales and Settlements	Ending balance December 31, 2014	Change in Unrealized Gains for Investments still held at December 31, 2014
Investment in private company Common shares	$ 18,356,087	$ 631,770	$ -	$ 18,987,857	$ 631,770

Unrealized gains are included in gain on investment in the consolidated statement of operations.

4. Related Party Transactions

Parent

The Company has a commission sharing agreement with the Parent, in which the Company receives a portion of the gross commission earned in connection with trades executed by the Parent that are introduced by the Company. Receivable from Parent includes commissions due to the Company and balances resulting from such trades. Substantially all of the Company's commission income was derived from transactions executed in accordance with this agreement. At December 31, 2014, the Company had a receivable of approximately $46,000 which is related to this agreement.

In October 2014, the Company entered into agreements with entities under common control of the Parent to manage two properties purchased in the United States. The fees related to these agreements are recorded in other revenue on the accompanying statement of operations. As of December 31, 2014, the Company has a receivable of $15,000 for one contract and deferred revenue of $75,000 related to the other contract.

Investment in Private Company

The investment in private company is a related party under common ownership and control. The Company owns approximately 98% of the private company. At December 31, 2014, the underlying assets of the private company consist of approximately $5.1 million in cash, approximately $2.0 million in debt securities, approximately $7.0 million due from broker (net of approximately $0.5 million in option contracts), approximately $3.7 million in an investment in an offshore fund and $1.4 million in real estate. The investment in the offshore fund is not permitted to be redeemed until the fund has completed winding down the Partnership and filed a notice of dissolution on or around the third anniversary of the initial closing date of the fund, which occurred in July of 2012. The General Partner of the fund can extend the term for up to two years, with consent of a majority vote of the Limited Partners.

At December 31, 2014, approximately $632,000 of unrealized gains on the private investment is included in gain on investment on the Consolidated Statement of Operations. The private company is a multi-strategy investment company with liquidity events available upon request. The Company does not have any unfunded capital commitments to the investment in the private company as of December 31, 2014. However, in accordance with the limited partnership agreement, the Company is subject to a repurchase clause whereby additional shares may need to be purchased if another investor submits notice to redeem. Under the repurchase clause, the Company also has the right to request the redemption of its investment by providing a 10 day written notice.

11

5. Income Taxes

At December 31, 2014, the Company has federal, state and city net operating loss carryforwards of approximately $3,284,000, $3,520,000 and $3,595,000 respectively, which begin to expire in 2027. The Company had approximately $924,000 of deferred tax assets generated by the net operating losses as well as other timing differences and unrealized gains on its investment. For the year ended December 31, 2014, the Company had determined that realization of its deferred tax asset is not likely and therefore has recorded a valuation reserve for the full amount.

6. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital of $250,000. At December 31, 2014, the Company had net capital of approximately $2,477,000 which was $2,227,000 in excess of its required minimum net capital of $250,000.

7. Exemption from Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i), and therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" as the Company's customer securities transactions are handled on its behalf on a delivery-versus payment/receive-versus payment basis through its Parent overseas.

8. Commitments

The Company is obligated under an operating lease for its New York office space that expires in January 2022.

Future minimum payments to be made under this lease are due in future years as follows:

Year Ending December 31,	Total Commitments
2015	$ 158,000
2016	158,000
2017	170,000
2018	170,000
2019	170,000
Thereafter	345,000
	$ 1,171,000

8. Commitments (continued)

Rent expense under this operating lease for the year ended December 31, 2014 was approximately $159,000.

9. Off-balance sheet risk

The receivable from broker-dealer is an amount to be returned by a clearing broker due to cancellation of a clearing agreement.

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

From time to time, the Company will maintain balances in a financial institution that may exceed the Federal Deposit Insurance Corporation ("FDIC") coverage of $250,000. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

10. Concentration

The investment in private fund comprises approximately 87% of the Company's assets.

Hyundai Securities (America), Inc. and Subsidiary
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2014

Stockholder's equity	$ 21,677,993
Nonallowable assets:	
Investment in private company, at fair value	18,987,857
Clearing deposit - due from broker	100,000
Receivable from parent	46,447
Receivable from related party	15,000
Equipment	4,684
Other assets	40,605
	19,194,593
Net capital before haircuts	2,483,400
Haircuts on security positions	6,104
Net capital	2,477,296
Minimum net capital requirement	250,000
Excess net capital	$ 2,227,296

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's amended Form X-17A-5, Part II filing.

Hyundai Securities (America), Inc. and Subsidiary
Computation for Determination of Reserve
Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission
Year Ended December 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i).

Effective in 2014, the Company no longer has a clearing agreement with another U.S. broker-dealer. Therefore, the Company is exempt from the provisions of Rule 15c3-3 only as set forth in paragraph (k)(2)(i).

See Report of Independent Registered Public Accounting Firm



WithumSmith+Brown, PC
AUDIT · TAX · ADVISORY

465 South Street, Suite 200

Morristown, New Jersey 07960-6497 USA

973 898 9494 . fax 973 898 0686

www.withum.com

Additional offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, Colorado and Grand Cayman

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Management of
Hyundai Securities (America), Inc.

We have reviewed management's statements included in the accompanying Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the SEC, in which Hyundai Securities (America), Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Hyundai Securities (America), Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and Hyundai Securities (America), Inc. stated that Hyundai Securities (America), Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Hyundai Securities (America), Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, Included inquiries and other required procedures to obtain evidence about Hyundai Securities (America), Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WithumSmith+Brown, PC

February 24, 2015

Hyundai Securities (America), Inc. ("Company") is a registered broker-dealer subject to Securities and Exchange Commission ("SEC") Rule 17a-5.

This Exemption Report was prepared as required by SEC Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from SEC Rule 15c3-3 under the provision of subparagraph (k)(2)(i) thereof and it met the identified exemption provision in SEC Rule 15c3-3(k) throughout the period from June 1, 2014 to December 31, 2014 without exception.

Executed by the Person who made the oath
or affirmation under SEC Rule 17a-5(e)(2)

17



WithumSmith+Brown, PC
AUDIT · TAX · ADVISORY

465 South Street, Suite 200

Morristown, New Jersey 07960-6497 USA

973 898 9494 . fax 973 898 0686

www.withum.com

Additional offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, Colorado and Grand Cayman

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Stockholder and Management of
Hyundai Securities (America), Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by Hyundai Securities (America), Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7"). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.



We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

William Smith + Brown, PC

February 24, 2015

Hyundai Securities (America), Inc.
Schedule of SIPC Assessments and Payments
Year Ended December 31, 2014

SIPC - 7 - General Assessment	$	1,512
Less amounts paid:		
Total amount paid during 2014		873
Amount due with Form SIPC-7	$	639

TO: SEC, Washington, DC
     SEC, New York, NY

HYUNDAI SECURITIES (AMERICA), INC.
8-48651

Audit previously filed and received by you on March 2, 2015 was inadvertently missing a Facing Page. Please use this copy.

Hyundai Securities (America), Inc. and Subsidiary

Consolidated Financial Statements and
Supplementary Schedules
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2014